# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neo-Concept International Group Holdings Ltd, CIK 0001916331
CUSIP: G6421C138
Title of class of securities: Ordinary shares, par value $0.0025 per share
Address of issuer's principal executive offices: 10/F SEAVIEW CENTRE, 139-141 HOI BUN ROAD, KOWLOON TONG, HONG KONG, Hong Kong (K3), HKG
Date of event which requires filing of this statement: 05/29/2026
Filed by CIK 0002120815
Persons authorized to receive notices and communications: Eva Yuk Yin Siu, 10/F, Seaview Centre, No.139-141 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong (K3), HKG, (852) 2798-8639; Asset Empire International Ltd, Coastal Building, Wickham's Cay II, P. O. Box 2221 Road Town, Tortola, Virgin Islands British (D8), VG1110, (852) 2798-8639; Splendid Vibe Limited, Coastal Building, Wickham's Cay II, P. O. Box 2221 Road Town, Tortola, Virgin Islands British (D8), VG1110, (852) 2798-8639; Neo-concept (BVI) Limited, Coastal Building, Wickham's Cay II, P. O. Box 2221 Road Town, Tortola, Virgin Islands British (D8), VG1110, (852) 2798-8639; Ample Excellence Limited, Coastal Building, Wickham's Cay II, P. O. Box 2221 Road Town, Tortola, Virgin Islands British (D8), VG1110, (852) 2798-8639

## Reporting persons
- Eva Yuk Yin Siu (CIK 0002120815): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
  
  (2) Percentage is calculated based on 2,289253 Class A ordinary shares and 75,000 Class B ordinary shares issued and outstanding as of 29 May 2026.
- Asset Empire International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
  
  (2) Percentage is calculated based on 2,289253 Class A ordinary shares and 75,000 Class B ordinary shares issued and outstanding as of 29 May 2026.
- Splendid Vibe Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
  
  (3) Percentage is calculated based on 2,289253 Class A ordinary shares and 75,000 Class B ordinary shares issued and outstanding as of 29 May 2026
- Neo-concept (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, ceased to own any share in the Company since 29 May 2026.
  
  (2) Percentage is calculated based on 2,289253 Class A ordinary shares and 75,000 Class B ordinary shares issued and outstanding as of 29 May 2026
- Ample Excellence Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Ample Excellence Limited, a company incorporated in the BVI with limited liability ceased to own any share in the Company since 29 May 2026.
  
  (2) Percentage is calculated based on 2,289253 Class A ordinary shares and 75,000 Class B ordinary shares issued and outstanding as of 29 May 2026

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.0025 per share
Name of issuer: Neo-Concept International Group Holdings Ltd
Address of issuer's principal executive offices: 10/F SEAVIEW CENTRE, 139-141 HOI BUN ROAD, KOWLOON TONG, HONG KONG, Hong Kong (K3), HKG
Comment: This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the ordinary shares (the "Ordinary Shares") of Neo-Concept International Group Holdings Limited. (the "Issuer"). The principal executive offices of the Issuer are located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "NCI."

## Item 2. Identity and Background
Name of person filing:
Eva Yuk Yin Siu, Asset Empire, Splendid Vibe Neo-concept (BVI) and Ample Excellence, are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
Residence or business address: The business address of Ms. Eva Yuk Yin Siu, is 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.
Present principal occupation or employment: The registered office address of Asset Empire, Splendid Vibe, Neo-concept (BVI) Limited and Ample Excellence is listed is Aegis Chambers, 1st Floor, Ellen Skeleton Building, 3076 Sir Francis Drakes Highway, Road Town VG1110, British Virgin Islands.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.

Neo-Concept (BVI), a company incorporated in the BVI with limited liability, was allotted 1,000,000 Ordinary Shares on October 29, 2021 for $nil consideration. On February 16, 2022, the Issuer allotted an additional 10,250,000 Ordinary Shares for a consideration of US$1,025.00 to Neo-Concept (BVI). Subsequently, on March 8, 2022, Neo-Concept (BVI) transferred 561,375 Ordinary Shares and 337,500 Ordinary Shares to Au Lai Ming and Chan Kim Sun, respectively, for a consideration of HK$4,990,000.00 and HK$3,000,000, respectively. On March 8, 2022, Neo-Concept (BVI) transferred 1,125,00 shares to Ample Excellence for $nil consideration, and subsequently held 9,226,125 Ordinary Shares of the Issuer. On July 14, 2023, following a share subdivision by the Issuer, Neo-Concept (BVI) held 14,761,800 Ordinary Shares of the Issuer. As at 3 March 2025, Neo-Concept (BVI) held 11,761,800 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares of the Issuer following the re-designation of Ordinary Shares into dual class Ordinary Shares. As at 18 May 2026, Neo-Concept (BVI) held 294,045 Class A Ordinary Shares and 75,000 Class B Ordinary Shares following a share subdivision by the Issuer. As at 29 May 2026, Neo-Concept (BVI) disposed of its entire shareholding in the Company for a consideration of US$3,221,700.

Ample Excellence, a company incorporated in the BVI with limited liability, received 1,125,000 Ordinary Shares of the Issuer from Neo-Concept (BVI) for $Nil consideration on March 8, 2022. On July 14, 2023, following a share subdivision by the Issuer, Ample Excellence held 1,800,000 Ordinary Shares of the Issuer. On 3 Mar 2025,following a share re-designation by the Issuer, Ample Excellence held 1,800,000 Class A Ordinary Shares of the Issuer. As at 18 May 2026, Neo-Concept (BVI) held 45,000 Class A Ordinary Share following a share subdivision by the Issuer. As at 29 May 2026, Neo-Concept (BVI) disposed of its entire shareholding in the Company for a consideration of US$392,800.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Signatures
- Eva Yuk Yin Siu: /s/ Eva Yuk Yin Siu, Eva Yuk Yin Siu/Chief Executive Officer, Chairlady of the Board and Director (06/15/2026)
- Asset Empire International Limited: /s/ Eva Yuk Yin Siu, Eva Yuk Yin Siu/Director (06/15/2026)
- Splendid Vibe Limited: /s/ Eva Yuk Yin Siu, Eva Yuk Yin Siu/Director (06/15/2026)
- Neo-concept (BVI) Limited: /s/ Eva Yuk Yin Siu, Eva Yuk Yin Siu/Director (06/15/2026)
- Ample Excellence Limited: /s/ Eva Yuk Yin Siu, Eva Yuk Yin Siu/Director (06/15/2026)